January 23, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
John Krup, Examiner

Re:	Generex Biotechnology Corporation
Revised Preliminary Proxy Statement
Filed: January 18, 2013
File No.: 000-25169

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation (the “Company”), we are transmitting for filing via EDGAR a revised Notice of Special Meeting and Preliminary Proxy Statement on Schedule 14A (“Revised Proxy Statement”). Below, we are transmitting the Company's responses to the comments of the Commission Staff as set forth in your letter, dated January 23, 2013 to Mark A. Fletcher, the President and Chief Executive Officer of the Company.

For ease of reference, we have set forth below the Staff's comments followed by the Company's response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Revised Proxy Statement.

“Purpose and background of increase in authorized capital.” page 25

Comment:

1.	Please expand the last paragraph on page 25 to discuss the possible rights offering referred to in the discussion regarding Proposal 5. Although the rights plan may not be definitive, we note it is currently under consideration as a potential use of newly authorized shares.

Response:

The Company has re-evaluated this, as it is not currently contemplating a rights offering. We have therefore removed from Proposal 5, the paragraph containing the reference to a rights offering and have not added it to the discussion on page 25. Please see page 29 of the Revised Proxy Statement for the deletion.

Comment:

2.	Please expand the last paragraph on page 25 to state that you are obligated to issue 31,735,239 shares more than the number of your currently authorized and unissued shares. In addition, please provide similar footnote disclosure to the third column of the table on page 26.

Securities and Exchange Commission

January 23, 2013

Response:

We have expanded the disclosure to provide the additional information requested. Please see pages 25, 26 and 30 of the Revised Proxy Statement.

Comment:

“What effect will the reverse stock split have on Generex’s registration under the Exchange Act?” page 30

3.	Please replace the disclosure stating that the reverse stock split and rounding up of shares is not expected to result in a significant reduction in the number of record holders with disclosure, if true, stating that because fractional shares will be rounded up to the next whole share, the reverse stock split will not result in a change in the number of record holders.

Response:

We have revised the disclosure to provide that because fractional shares will be rounded up to the next whole share, the reverse stock split will not result in a change in the number of record holders. Please see page 30 of the Revised Proxy Statement.

* * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at telephone number 416.364.2551, extension 235 or by email at mfletcher@generex.com or by facsimile number 647-547-7104 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher

President and Chief Executive Officer

cc:	Stephen Fellows, Acting CFO
Gary Miller, Esq.